EXHIBIT 21.1
FIDELITY NATIONAL FINANCIAL, INC.
List of Subsidiaries December 31, 2014
Eight Significant Subsidiaries

COMPANY	INCORPORATION
FNTG Holdings, Inc.	Delaware
Chicago Title Insurance Company	Nebraska
Fidelity National Title Group, Inc.	Delaware
Fidelity National Title Insurance Company	California
Black Knight Financial Services, LLC	Delaware
Black Knight Holdings, Inc.	Delaware
Black Knight Mortgage Processing Solutions	Delaware
Black Knight Portfolio Solutions, LLC	Delaware